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                               December 18, 2020

       Michael Freedman
       Chief Executive Officer
       Lighthouse Life Capital, LLC
       1100 E. Hector Street, Suite 415
       Conshohocken, PA 19428

                                                        Re: Lighthouse Life
Capital, LLC
                                                            Amendment Nos. 1
and 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 4
and December 15, 2020
                                                            File No. 024-11380

       Dear Mr. Freedman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Amendment No. 1 to Form 1-A filed December 15, 2020

       Combined Comparative Financial Statements for the fiscal years ended September 30, 2019 and
       2018
       Report of Independent Registered Public Accounting Firm, page F-22

   1. Please ask your auditors to revise their audit report to cover the combined financial statements for the
fiscal years ended September 30, 2019 and 2018, and also identify the second component or
your predecessor, Lighthouse Life Direct, LLC. In addition, have your auditors update
the date of their report to the date they signed off on the audit of your combined financial
statements.
 Michael Freedman
Lighthouse Life Capital, LLC
December 18, 2020
Page 2
Independent Auditor Consent, page Exhibit

2. Given the recent revisions to your financial statements, please have your auditors revise their consent provided as Exhibit 11(a) to provide the following:
             Reference to the combined audited financial statements for the fiscal years ended
              September 30, 2019 and 2018, and identify Lighthouse Life Direct, LLC, as being part of your combined predecessor; and
             A then-current date of the consent.



       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMichael Freedman                            Sincerely,
Comapany NameLighthouse Life Capital, LLC
                                                              Division of
Corporation Finance
December 18, 2020 Page 2                                      Office of Finance
FirstName LastName